UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

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CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: June 27, 2005
(Date of earliest event reported)

KIMBERLY-CLARK CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-225**	**39-0394230**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 619100, Dallas, Texas   **75261-9100**
(Address of principal executive offices)   (Zip Code)

(972) 281-1200
(Registrant's telephone number, including area code)

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Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 7.01 Regulation FD

On October 22, 2004, the American Jobs Creation Act (the "Act") was signed into law. The Act provides, among other things, a special one-time deduction for certain foreign earnings that are repatriated to and reinvested in the United States. During the second quarter of 2005, the Corporation completed its evaluation of whether to repatriate unremitted earnings of certain of its non-U.S. subsidiaries under the provisions of the Act and decided to repatriate approximately $660 million of such earnings in 2005. As a result of this decision, the Corporation will record income tax expense and a related income tax liability of approximately $34 million in the second quarter of 2005.

During the second quarter of 2005, the Corporation also decided to continue evaluating the potential repatriation of up to $400 million of additional foreign earnings. Whether the Corporation ultimately decides to repatriate these additional foreign earnings will depend on a number of factors, including satisfactory resolution of foreign tax issues relating to the repatriation of those earnings. If the Corporation decides to repatriate part or all of the additional $400 million currently under evaluation, the Corporation will record an additional income tax expense and liability of up to approximately $20 million at the time of such determination.

The Internal Revenue Service is expected to issue additional guidance on the Act. That guidance may affect the ultimate amount of income taxes to be recognized by the Corporation on the foreign earnings repatriated in 2005.

The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as otherwise expressly stated in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KIMBERLY-CLARK CORPORATION

Date: June 27, 2005   By: /s/ Mark A. Buthman
                                           Mark A. Buthman
                                           Senior Vice President and
                                           Chief Financial Officer